Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

The Providence Service Corporation:

We consent to the use of our reports dated March 14, 2014, with respect to the consolidated balance sheets of The Providence Service Corporation as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2013, and the effectiveness of internal control over financial reporting as of December 31, 2013, which reports appear in the 2013 Form 10-K of The Providence Service Corporation dated March 14, 2014, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Phoenix, Arizona

December 3, 2014